U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

NAME OF REGISTRANT: FuelCell Energy, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Steve Roach

ADDRESS OF PERSON RELYING ON EXEMPTION: 400 Kaywoody Court, Raleigh, NC 27615

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Steve Roach Urges Stockholders to Vote “AGAINST” FuelCell’s Proposed Reverse Stock Split and Send a Strong Message to the FuelCell Board to Stop the Cycle of Stockholder Dilution.

RALEIGH, NC—September 24, 2024—Steve Roach today issued an open letter to the stockholders of FuelCell Energy, Inc.

The full text of the letter follows:

September 24, 2024

Dear Fellow Stockholders

FuelCell Energy, Inc. (“FuelCell” or the “Company”) is asking stockholders to approve (the “Reverse Stock Split Proposal”) an amendment to the Company’s certificate of incorporation that would effect a reverse stock split (the “Reverse Stock Split”) of between one for ten shares and one for thirty shares, with the specific ratio to be determined by FuelCell’s board of directors (the “Board”).1

While the ostensible purpose of the Reverse Stock Split is to regain compliance with Nasdaq Listing Rule 5450(a)(1), which requires a minimum bid price of $1 per share for continued listing on The Nasdaq Global Market, I believe the real reason for the Reverse Stock Split is to allow the Board to continue to fund a money-losing business model by constantly selling shares of the Company’s common stock (the “Common Stock”) into the market at lower and lower prices, diluting existing stockholders while attempting to evade any accountability to those stockholders.

The last day that the closing price per share of Common Stock was greater than $1 per share was April 17, 2024. As of the close of trading today, the price per share of Common Stock was $0.40. I believe that the current price per share of Common Stock is the direct result of the Board’s decision to abandon any plan to ever achieve profitability in favor of subjecting existing stockholders to a death by a thousand cuts through repeated dilutive equity raises.

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1Unless otherwise noted, the source of all information regarding the Reverse Stock Split is the Company’s Definitive Proxy Statement (the “Proxy Statement”) filed with the Securities and Exchange Commission on September 17, 2024.

I believe that all FuelCell stockholders should consider a vote on the Reverse Stock Split Proposal as a referendum on the Board’s complete disregard for stockholders and stockholder value and I urge all FuelCell stockholders to join me in voting “AGAINST” the Reverse Stock Split Proposal.

Here are some of the reasons given by the Company and the Board for the Reverse Stock Split besides regaining compliance with Nasdaq Listing Rule 5450(a)(1):

•	“The Board believes that implementing the Reverse Stock Split is likely to increase the market price for our Common Stock as fewer shares will be outstanding”; and

•	“The Board further believes that the Reverse Stock Split will extend the Board’s flexibility to make our Common Stock more attractive to a broader range of institutional and other investors, as we have been advised that the current market price of our Common Stock may affect its acceptability to certain institutional investors, professional investors and other members of the investing public.”

Left unsaid, however, is the fact that the Board has committed the Company to a business plan that has resulted in massive stockholder dilution and ever-increasing losses.

On January 22, 2020, the Company announced its “Powerhouse” business strategy; a better name would be “Outhouse” given the returns it has generated for stockholders so far.

As of October 31, 2019, the end of the last fiscal year before the announcement of the Powerhouse business strategy, the Company had 193,608,684 shares of Common Stock outstanding and recorded a net loss of approximately $77.5 million for FY 2019. In comparison, as of October 31, 2023, the end of the Company’s most recent fiscal year, the Company had 450,626,862 shares of Common Stock outstanding and recorded a net loss of approximately $108 million for FY 2023.2

Since announcing the Powerhouse business strategy, the Company has consistently lost more (based on Adjusted EBITDA) each year, with Adjusted EBITDA going from approximately $(17.7) million for FY 2020 to approximately $(102.8) million for FY 2023. At the same time, outstanding shares of Common Stock increased by 132%.

The reason for the increase in shares of Common Stock outstanding is no mystery—to fund a money-losing business plan, the Company has continuously sold shares of Common Stock into the market at lower and lower prices as indicated by the below table.

Period	Shares Sold	Average Sale Price Per Share	Approximate Net Proceeds
June 16, 2020 to October 31, 2020	28.3 Million	$2.55	$70.1 Million
June 11, 2021 to April 30, 2022	64.0 Million	$7.78	$488.1 Million
July 12, 2022 to October 31, 2022	18.5 Million	$3.63	$65.4 Million
Twelve Months Ended October 31, 2023	44.3 Million	$2.25	$97.4 Million
Nine Months Ended July 31, 2024	101.7 Million	$0.72	$71.7 Million
July 31, 2024 to September 5, 2024	2.2 Million	$0.51	$1.1 Million

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2All financial data for the Company is per the Company’s filings with the Securities and Exchange Commission.

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Utterly absent from the discussion of the Reverse Stock Split Proposal in the Proxy Statement is any acknowledgment that an actionable plan to achieve profitability within a reasonable timeframe and/or a commitment to end (or at least curb) dilutive equity raises might not only be far more effective at boosting the per share price for the Common Stock than the Reverse Stock Split but may actually create long lasting stockholder value.

Your “AGAINST” vote will send a message to the Board that a change in the Company’s business plan is urgently required.

A vote “FOR” the Reverse Stock Split is effectively a ratification of the dilution that stockholders have already suffered and a license for the Board to continue diluting stockholders in the future.  Hidden in the Proxy Statement is the fact that the Reverse Stock Split will not affect the number of shares authorized for issuance.  Currently, there are 1,000,000,000 (or one billion) shares of Common Stock authorized for issuance and 556,009,549 shares of Common Stock issued and outstanding.  A 1-for-10 Reverse Stock Split would result in 55,600,955 shares of Common Stock issued and outstanding and a 1-for-30 Reverse Stock Split would result in 18,533,652 shares of Common Stock issued and outstanding; in either case, the number of shares remaining available for issuance would increase dramatically.  Given that the only fundamental limitation on the Board’s ability to issue stock is the number of shares available to be issued, any increase in which requires an amendment to the Company’s certificate of incorporation, which requires stockholder approval, the Reverse Stock Split will dramatically increase the Board’s ability to dilute stockholders in the future further without the need to obtain stockholder approval.

It’s time to end this “rinse and repeat” cycle of stockholder dilution.  Please join me in voting “AGAINST” the Reverse Stock Split Proposal.

/s/ Steve Roach

PLEASE NOTE: This is not a solicitation of authority to vote any proxy card.  I am NOT asking for your proxy card and cannot accept your proxy card.  Please DO NOT send me your proxy card.

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